AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

December 13, 2018

VIA EDGAR

Sally Samuel, Attorney

Chad Eskildsen, Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Form N-14

in connection with the reorganization of the Floating Rate Loan Portfolio

Dear Ms. Samuel and Mr. Eskildsen:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on November 16, 2018 and December 4, 2018, concerning pre-effective amendment (“PEA”) No. 1 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-14, which was filed November 16, 2018 with the Commission in connection with the proposed reorganization and merger of the Floating Rate Loan Portfolio into the Floating Rate Income Portfolio, each a series of the Registrant. Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. Any capitalized terms not defined herein have the meanings as defined in PEA No. 1 of the Registrant.

1.	Comment: General Comment: Please include “red herring” language on similar registration statements in future.

Response: The Registrant agrees to do so in future.

2.	Comment: Reasons for the Reorganization: For the second reason listed, please revise disclosure to include that the Surviving Fund’s fees may go up after the end of the three-year period.

Response: The requested change will be made.

3.	Comment: Approval of the Reorganization – Board Consideration; Reasons for the Reorganization and Board Considerations: Please describe any considerations that the Board had that were adverse to the proposed reorganization. In addition, in the second section noted, please consider stating “that the Board considered the following material factors” instead of saying “some of the more prominent considerations.”

Response: The Registrant believes the existing disclosure in the noted sections provides shareholders with appropriate information about the Board considerations and is consistent with applicable legal requirements and industry practice. For the second section noted, accordingly, the Registrant respectfully declines to make the requested change.

4.	Comment: Approval of the Reorganization – Board Consideration: Please clarify the “New Manager” term used for Pacific Asset Management given that Pacific Asset Management is and will continue to be the manager to the Surviving Fund before and after the Reorganization.

Response: The requested change will be made.

5.	a. Comment: Other Significant Board Considerations: Please revise the disclosure in the first bullet point under this section to indicate that the Surviving Fund currently has a lower fee, and that after April 30, 2022, the advisory fees may increase.

Response: The requested change will be made.

b.	Comment: Other Significant Board Considerations: In the second bullet point, the disclosure references performance periods as of June 30, 2018. Please disclose year to date actual performance information as of June 30, 2018 in the bar chart and average annual total returns tables for the Funds in Section VI – Comparison of Fund Performance consistent with Item 4(b)(2)(ii) of Form N-1A. Although we acknowledge that the Funds are not required to disclose this supplemental performance information given that the Funds’ fiscal year ends are December 31, we believe providing this information will be more consistent with the rest of the information provided in the Registrant’s proxy/prospectus.

Response: The requested change will be made.

c.	Comment: Other Significant Board Considerations: Please disclose how it was determined that both Funds ranked in the top quintile of their peer group for performance (e.g., Morningstar).

Response: The requested change will be made.

d.	Comment: Other Significant Board Considerations: In the last bullet describing the advisory fee breakpoint that would be reached from the combined assets of the Funds as a result of the Reorganization, please clarify in disclosure whether there is any actual impact to the advisory fee from the breakpoint given that an advisory fee waiver will be in effect for three years upon the Reorganization that reduces the advisory fee of the Surviving Fund to 0.60%.

Response: The waiver is applied after taking the breakpoints into consideration. The requested change will be made.

6.	Comment: Comparison of Principal Risks of the Funds: Please include a comparison of the principal risks between the two Funds and the extent to which one principal risk might be greater for one Fund than the other Fund pursuant to Item 3(c) of Form N-14.

Response: The requested change will be made.

7.	Comment: Fees and Expenses of the Funds: Please confirm that the fee tables for both Funds are current.

Response: So confirmed.

8.	Comment: Examples: Please revise the first paragraph in this section, as the fee waiver is only applicable for the 3-year period.

Response: The requested change will be made.

9.	Comment: Comparison of Principal Investment Strategies of Investing in the Funds: Please move this section prior to the columnar description of the principal investment strategies for both Funds.

Response: The requested change will be made. This section was moved to Section III of the prospectus in response to Comment 6. In response to this comment, a cross-reference to that section will be included in this Section prior to the columnar description of the principal investment strategies for both Funds in order not to duplicate disclosure.

10.	Comment: Comparison of Fund Characteristics: Based on this table, it appears that the Surviving Fund will have exposure to many industries. Pursuant to our discussion, we are requesting that you address the risk of exposure to specific industries for the Surviving Fund in the next annual update of the Surviving Fund’s registration statement.

Response: The Registrant has determined that the disclosed categories are, in fact, sectors not industries and will revise the “Top 5 Industries” caption to “Top 5 Sectors.” We will address this comment as it applies to sectors in the Registrant’s next annual update of its registration statement to be dated May 1, 2019.

11.	Comment: – Comparison of Fund Performance: Please consider whether the standard deviation disclosure at the end of this section is necessary and appropriate disclosure for a shareholder. If the Registrant decides to retain this disclosure, please plain English the disclosure and provide supplementally information for where the Funds’ monthly returns can be found and the methodology for determining the standard deviation figures disclosed in this section.

Response: The Registrant will delete this disclosure.

12.	Comment: Expenses of the Reorganization: Please clearly describe any costs that are excluded from this estimate (e.g., brokerage costs/repositioning costs).

Response: The requested change will be made.

13.	a. Comment: Expense Limitation Agreement: Please confirm whether advisory fees waived by the Acquired Fund are subject to recoupment and, if they are, how the fees would be recouped if the Acquired Fund has been terminated upon the Reorganization.

Response: Advisory fee waivers are not subject to recoupment. The disclosure in this section states that certain operating expenses trigger the reimbursement provisions in the expense limitation agreement and that operating expenses do not include management fees.

b.	Comment: Expense Limitation Agreement: In this section, in the following sentence, please confirm that the amounts calculated in (i) and (ii) are net of the reimbursement: “In addition, any expense reimbursements made by PLFA to a Fund are subject to recoupment by PLFA from such Fund in future periods, not to exceed three years from the date on which the reimbursement took place, provided that the recoupment would be limited to the lesser of: (i) the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment.”

Response: So confirmed.

c.	Comment: Capitalization table: Please add a footnote explaining the caption titled “Pro Forma Adjustment.”

Response: The requested change will be made.

d.	Comment: How PLIC and PL&A will vote at the Meeting: – Please provide the legal basis for PLIC and PL&A being able to echo vote as described in paragraph (v).

Response: The Registrant believes its echo voting practice represents a reasonable interpretation of the echo voting requirements provided by Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940, as amended, and is consistent with the policy considerations embedded in that provision. Registrant notes that the prospectuses for the applicable variable contracts clearly disclose this echo voting practice.

e.	Comment: Statement of Additional Information - Pro Forma Financial Statements: Please remove the reorganization expenses from the Pro Forma Statement of Operations as the reorganization expenses are not a recurring charge.

Response: The requested change will be made.

f.	Comment: Statement of Additional Information – Notes to Pro Forma Financial Statements: Please disclose the accounting survivor.

Response: The requested change will be made.

g.	Comment: Signatures: Please confirm supplementally who the principal financial and accounting officer is for the Trust. See Section 6(a) of the 1933 Act.

Response: As provided in the Trust’s By-Laws, the Trust’s Treasurer is also the principal financial officer and principal accounting officer for the Trust.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP